4 December 2001

02 APR 25 11:52

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

The File Desk (Ref 822819)
Securities Exchange Commissio[redacted]
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02028653

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

SUPPL

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

John L Heather
Assistant Company Secretary

dlw 4/25

4 December 2001

Interim Results for the six months to 30 September 2001

STRONG PERFORMANCE FROM GROWTH BUSINESSES, WHILE SEVERN TRENT WATER CONTINUES TO OUTPERFORM

Financial and operating highlights:

GROUP:

- Turnover up 13.4% to £896.7 million
- PBITA before exceptional items up 10.6% to £210.6 million
- Net exceptional costs of £13.5 million
- Half year dividend 17.34p, up 2%
- Adjusted EPS 32.3p, up 5.6%
- 68.1% lift in PBITA from growth businesses
- Severn Trent rated as world utility leader in Dow Jones Sustainability World Index

SEVERN TRENT WATER:

- Turnover up 1.1% to £447.0 million
- PBIT £169.2 million (£168.1 million)
- Direct operating costs reduced by £2.0 million (£6.0 million in real terms) to £172.6 million, cumulative savings £8 million ahead of OFWAT target
- CAPEX £140.2 million with 7% efficiency gains above the OFWAT target

GROWTH BUSINESSES:

Biffa:

- Turnover up 64.9% to £252.4 million
- PBITA up 120.4% to £35.7 million
- Underlying growth estimated at around 11%
- UK Waste integration substantially completed, on track to deliver £15 million pa of synergies

Severn Trent Services:

- Turnover up 12.4% to £189.1 million
- PBITA up 14.6% to £18.1 million
- Continued growth in Analytical Services
- Strong recovery in Water Purification

David Arculus, Chairman Severn Trent Plc, said:

"We have continued actively and successfully to implement our business strategy to establish Severn Trent as a leading environmental services business. Whilst Severn Trent remains committed to the equity model for the water industry we watch with interest the development of alternative financing structures and the regulatory response. The problem for the industry remains the low return on capital that the Company is allowed if it achieves the Regulator's operating and capital targets.

"Looking ahead, Severn Trent continues to be well supported by the stable earnings profile of our water business, while enjoying the benefits of the platform for growth we have built with our waste and services businesses."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000.

"While Severn Trent is well positioned in its chosen markets, there are key issues in both the waste and water industries that need to be resolved. In waste we welcome the Government's initiatives announced at the recent waste summit and look forward to faster progress in moving from low cost waste disposal to a planned resource management activity as the UK catches up with Europe's recycling levels. In water, the key challenge for government, regulators and the industry is to co-operate fully to develop a long-term water strategy which will help determine among other issues, how to provide a proper balance for the role of equity and debt."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Costin Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4429
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Simon Holberton Catherine Bertwistle	Brunswick Group	020 7404 5959

Chairman's statement

Over the past six months we have continued to actively and successfully implement our business strategy to establish Severn Trent as a leading environmental services business.

Our growth businesses, Biffa and Severn Trent Services, both produced good results and benefited from integration of business acquisitions completed in the second half of last year. We are particularly pleased with the success of our acquisition of UK Waste in September 2000. The results from the enlarged business have fully lived up to our expectations, achieving underlying growth at the same time as delivering the anticipated synergies.

Severn Trent Water again met the challenge of delivering further cost efficiencies whilst maintaining high standards of service to its customers and improvements to the environment. Despite another 1% real reduction in average prices charged to water customers from 1 April 2001, profit before interest and tax was marginally higher than achieved in the corresponding period last year.

We are actively pursuing opportunities to exploit our growing capability as a group to deliver a broad range of environmental solutions to customers in the UK. In this way we can create value from our developing reputation in the environmental business community, which was recently acknowledged in the Dow Jones Sustainability World Index where we were rated first for social, environmental and economic performance amongst utilities world-wide.

Group results

Group turnover was £896.7 million, an increase of 13.4% over the first half of last year. Group profit before interest, taxation, goodwill amortisation and exceptional items was £210.6 million, £20.1 million (10.6%) higher than in the corresponding period last year. After goodwill amortisation of £12.4 million (first six months 2000/01 £4.5 million) and interest charges of £80.4 million (£73.2 million) profit before tax and exceptional items was £117.8 million (£112.8 million), an increase of 4.4%.

Net exceptional costs of £13.5 million arose in Severn Trent Systems, as we made progress with the repositioning of the business which we announced a year ago. Consequently, profit before tax for the half year was £104.3 million (£112.8 million).

The charge for current taxation was £7.1 million (£7.9 million). In compliance with FRS 19, the group has for the first time provided for deferred taxation, giving rise to a charge of £34.1 million (£32.0 million) and a provision in the Balance Sheet amounting to £357.5 million. The results for the prior year and prior half-year have been restated to reflect the application of FRS 19. Neither the charge for deferred taxation nor the provision will impact upon the future cash flows of the group. Profit after tax and minority interests was £63.0 million (£72.9 million).

Basic earnings per share for the half year was 18.4 pence (21.3 pence) or 32.3 pence (30.6 pence) before exceptional items and deferred taxation.

Net debt at 30 September 2001 was £2329 million. Gearing was 101.6%. Interest cover was maintained at a healthy level, with net interest charges covered 4.4 times by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Dividend

The Board has declared an interim dividend of 17.34 pence per share (17.0 pence), to be paid on 8 April 2002.

Following the announcement of the OFWAT price determination for the period 2001-2005, the Board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, ie a full year dividend of 45.0 pence.

The Board now considers that the increase in the interim dividend is appropriate given the growth in profits from Biffa and Severn Trent Services and the outperformance achieved by Severn Trent Water against the efficiency targets built into the regulatory price determination.

Leadership in Environmental Services

Severn Trent is strongly committed to achieving exacting environmental standards within its own operations. This is both a business value in its own right and a pre-requisite to establishing the group's credentials as a leading supplier of environmental services. Progress continues on broadening our customer base by marketing more pro-actively the Group's broader environmental capabilities.

We are therefore delighted that Innovest, the US based institutional investment research firm, gave Severn Trent the only AAA rating awarded in the water, wastewater and solid waste sector. Severn Trent is included in the FTSE4Good UK, European and Global indices.

Water

Severn Trent Water's profit before interest and tax for the half year was £169.2 million (£168.1 million).

Turnover was £447.0 million (£442.3 million). The 1.1% increase was less than that allowed under the regulatory formula (RPI –K), amounting to 2.2%. Direct operating costs of the regulated water business were £172.6 million, £2.0 million lower than in the corresponding period last year. This 1.1% reduction was achieved despite inflation of 2.3% and the impact of the climate change levy and additional operating costs associated with new investment schemes, equivalent to another 1.7%. Gross cost efficiencies achieved amounted to £9.0 million equivalent to 5.2%.

The programme for reducing costs in Severn Trent Water has continued to make good progress and since the beginning of AMP3 is now cumulatively £8 million ahead of the OFWAT target. On a like-for-like basis headcount has been reduced by over 1100 since the end of November 1999 when our intention to restructure was announced in response to the OFWAT price determination. In addition, important savings have also been made in a number of bought in commodities and services including power, chemicals, IT costs, transport and accommodation.

With the significant reduction in headcount, the decision was taken to close a number of local offices and consolidate onto fewer, larger sites. This process has now been completed and has resulted in significant savings, as well as income from the sale of the surplus sites.

Depreciation charges for the half-year were £105.3 million (£100.7 million).

Capital expenditure in Severn Trent Water amounted to £140.2 million and is expected to be around £350 million for the full year. This amount is slightly less than the amount originally budgeted for the period and resulted principally from the impact of the foot-and-mouth epidemic which prevented access to farmland in much of the company's area for virtually the whole of the six month period. This lack of access has resulted in scheme delays, some of which will be made up in the second half year. Foot-and-mouth also impacted many operational activities, such as biosolids disposal, meter reading and burst repairs. Despite the slippage in capital expenditure, the company is confident that regulatory physical outputs and scheme completions will be achieved. The capital investment programme continues to be delivered very efficiently, with 7% efficiency gains over and above the target set by OFWAT.

The capital investment programme has delivered clear benefits for customers. The initial phase of the Derby Sewage Works reconstruction, the biggest single scheme in the AMP3 period, has been commissioned at a cost of £30 million. Improvements at Goscote sewage treatment works and Leicester Northgates combined sewer overflows cost £3.2 million and £4.1 million respectively, and £4.0 million was invested to improve flooding and pollution controls at Pershore. A continued high level of capital investment is essential to the achievement of the high quality water and sewerage services Severn Trent Water delivers to its customers. Overall compliance with water quality standards has been sustained at above 99.9% for the half-year, and sanitary standards for waste water were maintained at 100%.

We continue to press for government departments and the regulatory bodies to develop a long-term vision for the water industry to ensure that we can fully embrace all aspects of the sustainability agenda. We believe such a vision would provide greater clarity for the company and all its stakeholders; suppliers would have a better understanding of investment needs; customers would have greater certainty about service levels and prices; and investors would be provided with a greater degree of certainty than is currently available to them.

Over the last two years, through its Severn Trent Retail Services subsidiary, the company has developed a range of non-regulated service offerings to generate further value from the Severn Trent brand. These now include energy supplies, a fixed price telecommunications service, insurance products, and provision of data to conveyancing solicitors. Market reaction to these products has been encouraging. Together with Severn Trent Utility Services, which is responsible for marketing selected Severn Trent Water core capabilities, these businesses are contributing to the company's growth agenda.

Waste

Biffa's profit before interest, taxation and goodwill amortisation, for the half-year was £35.7 million (£16.2 million). After goodwill amortisation of £7.7 million, profit before interest and taxation was £28.0 million (£15.8 million). Performance from the UK business was excellent, reflecting underlying growth in addition to the benefit of the acquisition of UK Waste.

In the UK, turnover of £230.6 million was up 73.5% . Profit before interest, taxation and goodwill amortisation was up 140.8% to £35.4 million. Whilst this increase reflected the significant contribution from UK Waste, which was not included in the corresponding period last year, we estimate that the enlarged Biffa achieved underlying profit growth of around 11%, maintaining its track record of growing profits in the UK in eight of the last nine years. In addition, the results from the enlarged business benefited from an estimated £7 million of synergies in the half-year, derived from the integration of UK Waste. We remain confident that savings of at least £15 million will be achieved in a full year once the integration has finally been completed around the end of the year. These synergies contributed significantly to the increase in profit margin on sales (before interest, taxation and goodwill amortisation) to 15.4% (11.1%).

With the UK Waste business now substantially integrated into Biffa, divisional performance comparisons on a like for like basis with the first half of last year are not possible. However, the scale of profit increase in all three divisions was such as to clearly indicate continued underlying growth in all three divisions in the UK.

Industrial and commercial collection volumes were up 61% and average unit revenues increased by 5.5%. The much smaller municipal collection division also produced a good performance, and with the majority of synergy benefits arising in the Collection division, overall profit before interest, taxation and goodwill amortisation was up 101%.

Landfill volumes were up 46% with the benefit of UK Waste (3% up on a like-for-like basis), and average unit revenues were up 35%. The increase reflected the higher average unit revenues achieved in the acquired UK Waste landfills where 70% of volumes are secured on long-term contracts, and the benefit of providing the fast response required to deal with waste emanating from the foot-and-mouth outbreak. 55% of volumes into the enlarged landfill division are now either on long term contracts or arising from our own collection activities. Profit from the Landfill division, before interest, taxation and goodwill amortisation, was up 147%.

The Special Waste division, which includes the important power generation activity, achieved a 200% increase in profit before interest, taxation and goodwill amortisation.

The waste market in the UK continues to develop. As local authorities seek to meet the demands placed upon them by the introduction of the Landfill Directive, Biffa is responding to an increasing number of tenders for integrated municipal waste services. We are also working with some of our big industrial customers to explore alternative means of disposal for their hazardous waste streams. However, we are concerned about the slow pace at which European Waste Directives are being implemented here in the UK. Biffa's ability to capture new business opportunities depends critically on timely implementation of new waste legislation.

In Belgium, Biffa's profit before interest, taxation and goodwill amortisation fell by £1.2 million to £0.3 million. This result was attributable to problems in the Collection division. Disposal costs increased sharply as restrictions on Flemish landfill sites necessitated the use of more expensive disposal options. After the difficult market conditions experienced last year, results from the landfill operations in Belgium stabilised, with volumes in the period being in line with the second half of last year.

Services

Severn Trent Services' profit before interest, taxation and goodwill amortisation was £18.1 million (£15.8 million), an increase of 14.6% over the first half of last year.

After several years of growth generated by a significant programme of acquisitions, the focus has now turned to organic growth and margin improvement. Only one acquisition was completed in the half year, a small addition to the Purification division.

Turnover in the half-year totalled £189.1 million (£168.3 million). Some 85% of Severn Trent Services' turnover arose in the USA, which continues to be the focus of the business' activities. Excluding the impact of exchange rate variances and businesses acquired part way through last year, Services turnover in the USA showed a small underlying increase.

After eliminating our share of associated undertakings' profit, where the corresponding turnover is not consolidated into our results, the profit margin on sales (before interest, taxation and goodwill amortisation) improved to 7.3% (7.1%).

Turnover in analytical services, the largest division, increased by 15.4% to £85.4 million, with the USA growing 17.2% to £75.7 million and the UK up 7.4%. We have broadened our product offering in the USA to encompass sampling equipment services and supplies in addition to the laboratory testing which forms the heart of the operation. The good half-year result in the USA was achieved despite some downturn in the federal related segment of the market, driven by delays in finalising budget allocations following the change in Administration.

Turnover in operating services at £57.5 million was in line with the first half of last year. A 4.1% increase in the USA to £48.2 million was offset by a reduction in the UK and Europe. Aquafin, our associated undertaking in Belgium which provides sewerage services for Flanders, achieved another good result in the half-year. We also continue to be particularly encouraged by the performance and potential of our business in Italy.

Turnover in the purification division was up 25.9% to £46.2 million. In the USA, turnover grew 58.3%, an encouraging recovery as the strong order book generated at the end of last year was converted to billable sales in this period. Turnover in the UK reduced following the decision to exit certain lower margin business, coupled with lower sales to Severn Trent Water.

Severn Trent Services' primary market is the USA, where its headquarters and most of its operations are located. The events of 11 September have inevitably damaged the short-term prospects for the US economy, which were already uncertain.

Systems

As we announced last year, we are repositioning our Systems business. We are making progress with the transition: Stoner Associates was sold in May for an exceptional profit of £8 million and we continue to examine the strategic options for our other software products, Work Management and CIS-Open Vision. We have confirmed the role of the IT Services division as a valuable group resource, developing systems and applications to provide other Severn Trent companies with competitive advantage within their markets.

Turnover in Severn Trent Systems was £31.6 million for the half year, 19.8% lower than in the corresponding period. The business generated a £5.0 million loss (£2.6 million loss) before interest, taxation, goodwill amortisation and exceptional items.

As we indicated at our annual general meeting, we have continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. We have provided £21.5 million as an exceptional charge in the half-year's accounts to cover the anticipated costs of completing these loss making contracts. We will rigorously pursue our entitlements under these contracts. The net impact of exceptional items on the half-year results, including the profit from the sale of Stoner

Associates, was £13.5 million. Despite problems in the USA, the system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

We anticipate that a further small trading loss before interest and tax will arise from Severn Trent Systems in the second half of the year.

Property, Engineering Consultancy and Insurance

Severn Trent Property, together with Charles Haswell & Partners and Derwent Insurance, the group's captive insurance company, produced a £0.1 million loss before interest and taxation in the half year (£0.4 million profit).

Although no new buildings were completed in the period at DIRFT, Severn Trent Property's largest development site at Daventry, Northants, a new office building for Cable & Wireless was successfully completed at Thorpe Park, Leeds. Agreement was also reached with IBM for a new 32,000 sq ft facility at this location, which is due for completion in the current financial year.

Charles Haswell & Partners achieved a very significant increase in its business with external clients, more than offsetting a reduction in work undertaken for Severn Trent Water.

Management

We were very pleased to announce the appointment of Alan Perelman as Group Finance Director designate from 1 October 2001. Alan Perelman, who was formerly Group Finance Director of Whitbread PLC, will succeed Alan Costin as Group Finance Director on 5 December 2001. After nine and a half years with Severn Trent, Alan Costin will retire from the Board on 21 December. We thank Alan for his invaluable contribution to the development of our Group.

We were also very pleased to announce the appointment of Marisa Cassoni as a non-executive director of Severn Trent Plc with effect from 1 September 2001. Marisa is Group Finance Director of Consignia Plc.

Outlook

At a time when many businesses are severely impacted by events beyond their control, Severn Trent continues to benefit from the stability of our water and sewerage operations. Biffa is well positioned to benefit from the legislative changes that will continue to drive the development of the UK waste industry. Whilst economic uncertainty, particularly in the USA, will have some impact upon second half results from Severn Trent Services, the business has a solid base from which to take advantage of the good growth potential offered by our chosen markets.

Alternative financing structures are emerging amongst regulated water companies in the UK. Whilst we remain committed to the equity model, and are encouraged by recent statements on this subject by the regulator, we constantly pursue ways of achieving financial efficiency consistent with the long-term capital requirements of the business.

We will continue to pursue the enhancement of shareholder value through the growth of our waste and services businesses and outperformance by Severn Trent Water against the efficiency targets built into the current OFWAT price determination.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2001

	Notes	Unaudited 6 months to 30 Sept 01 £m	Unaudited 6 months to 30 Sept 00 (restated) £m	Audited Year ended 31 March 01 (restated) £m
Turnover: group and share of joint ventures		**899.1**	792.9	1,685.9
Less: share of joint ventures' turnover		**(2.4)**	(2.1)	(4.3)
Turnover	2	**896.7**	790.8	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(690.9)**	(604.5)	(1,290.2)
Goodwill amortisation		**(12.4)**	(4.5)	(17.4)
Exceptional contract costs	3	**(21.5)**	-	-
Exceptional restructuring costs	3	**-**	-	(15.5)
Total operating costs		**(724.8)**	(609.0)	(1,323.1)
Operating profit		**171.9**	181.8	358.5
Share of operating profit of joint ventures and associates		**4.8**	4.2	8.8
Exceptional profit on disposal of business	3	**8.0**	-	-
Profit before interest, goodwill and exceptional items	2	**210.6**	190.5	400.2
Goodwill amortisation	2	**(12.4)**	(4.5)	(17.4)
Profit before interest and exceptional items	2	**198.2**	186.0	382.8
Exceptional costs	2	**(21.5)**	-	(15.5)
Exceptional profits	2	**8.0**	-	-
Profit before interest	2	**184.7**	186.0	367.3
Net interest payable		**(80.4)**	(73.2)	(161.1)
Profit after interest before exceptional items		**117.8**	112.8	221.7
Exceptional items	2	**(13.5)**	-	(15.5)
Profit on ordinary activities before taxation		**104.3**	112.8	206.2
Taxation on profit on ordinary activities				
- current tax	4	**(7.1)**	(7.9)	(12.4)
- deferred tax	4	**(34.1)**	(32.0)	(52.4)
Total taxation	4	**(41.2)**	(39.9)	(64.8)
Profit on ordinary activities after taxation		**63.1**	72.9	141.4
Equity minority interests		**(0.1)**	-	(0.4)
Profit for the financial period		**63.0**	72.9	141.0
Dividends (including non-equity dividends)	6	**(59.5)**	(58.4)	(154.5)
Retained profit/(loss)		**3.5**	14.5	(13.5)

Earnings per share (pence)				
Basic	5	**18.4**	21.3	41.2
Diluted	5	**18.3**	21.2	41.0
Adjusted basic before exceptional items and deferred tax	5	**32.3**	30.6	61.0
Adjusted diluted before exceptional items and deferred tax	5	**32.1**	30.5	60.7

The results for the six months ended 30 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

All items dealt with in arriving at operating profit relate to continuing activities.

Group balance sheet
At 30 September 2001

	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 (restated) £m	Audited 31 March 01 (restated) £m
Fixed assets			
Intangible assets			
Goodwill	**450.8**	435.6	466.6
Tangible assets	**4,815.7**	4,798.3	4,815.6
Investments in joint ventures			
Share of gross assets	**7.1**	5.1	6.6
Share of gross liabilities	**(5.4)**	(4.5)	(5.4)
Loans to joint ventures	**2.7**	4.6	3.8
	4.4	5.2	5.0
Investment in associates	**17.8**	15.8	17.2
Other investments	**3.7**	3.4	5.4
Total investments	**25.9**	24.4	27.6
	5,292.4	5,258.3	5,309.8
Current assets			
Stocks	**97.3**	81.9	82.6
Debtors	**427.0**	420.4	414.7
Short-term deposits	**73.7**	25.8	81.0
Cash at bank and in hand	**13.1**	16.2	35.0
	611.1	544.3	613.3
Creditors: amounts falling due within one year	**(1,106.5)**	(990.4)	(1,444.0)
Net current liabilities	**(495.4)**	(446.1)	(830.7)
Total assets less current liabilities	**4,797.0**	4,812.2	4,479.1
Creditors: amounts falling due after more than one year	**(2,038.5)**	(2,090.9)	(1,770.0)
Provisions for liabilities and charges	**(466.3)**	(406.8)	(418.0)
Net assets	**2,292.2**	2,314.5	2,291.1
Capital and reserves			
Called up share capital	**224.0**	232.6	223.6
Share premium account	**24.1**	19.1	20.2
Capital redemption reserve	**156.1**	147.0	156.1
Profit and loss account	**1,886.7**	1,915.5	1,890.0
Total shareholders' funds	**2,290.9**	2,314.2	2,289.9
Equity shareholders' funds	**2,290.9**	2,305.1	2,289.9
Non-equity shareholders' funds	**-**	9.1	-
Minority shareholders' interest (equity)	**1.3**	0.3	1.2
	2,292.2	2,314.5	2,291.1

The balance sheets at 30 September 2000 and 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Group cash flow statement
Six months ended 30 September 2001

	Notes	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 £m	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m	Audited 31 March 01 £m
Net cash inflow from operating activities	8		**347.6**		303.7		617.8
Dividends received from associates and joint ventures			**1.2**		1.3		1.0
Returns on investments and servicing of finance			**(70.7)**		(50.0)		(126.8)
Taxation			**(6.8)**		(1.3)		(6.4)
Capital expenditure and financial investment			**(159.5)**		(196.0)		(365.7)
Acquisitions and disposals			**17.0**		(404.6)		(427.9)
Equity dividends paid			**(58.2)**		(57.9)		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**70.6**		(404.8)		(461.7)
Management of liquid resources			**7.3**		10.0		(44.9)
Financing							
(Decrease)/increase in debt		**(107.1)**		362.6		515.7	
Redemption of shares		**-**		-		(9.1)	
Issue of shares		**3.4**		5.8		6.7	
			(103.7)		368.4		513.3
(Decrease)/increase in cash			**(25.8)**		(26.4)		6.7

Reconciliation of net cash flow to movement in net debt

	Notes	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 £m	Audited 31 March 01 £m
(Decrease)/increase in cash (as above)		**(25.8)**	(26.4)	6.7
Cash flow from movement in net debt and financing		**107.1**	(362.6)	(515.7)
Cash flow from movement in liquid resources		**(7.3)**	(10.0)	44.9
Change in net debt resulting from cash flows		**74.0**	(399.0)	(464.1)
Net cash assumed with acquisitions		**-**	13.8	13.7
Movement in rolled up interest on finance leases		**7.4**	(7.3)	(14.4)
Movement in rolled up interest on debt		**(0.5)**	-	(0.3)
Currency translation differences		**0.3**	(0.2)	(6.0)
Decrease/(increase) in net debt		**81.2**	(392.7)	(471.1)
Opening net debt		**(2,410.5)**	(1,939.4)	(1,939.4)
Closing net debt	7	**(2,329.3)**	(2,332.1)	(2,410.5)

Reconciliation of movêments in shareholders' funds
Six months ended 30 September 2001

	Unaudited 30 Sept 01 £m	Unaudited 30 Sept 00 (restated) £m	Audited 31 March 01 (restated) £m
Profit for the financial period	**63.0**	72.9	141.0
Dividends (including non-equity)	**(59.5)**	(58.4)	(154.5)
	3.5	14.5	(13.5)
Other recognised gains and losses relating to the period	**(9.9)**	13.8	25.7
Shares issued	**4.3**	5.8	6.7
Redemption of shares	**-**	-	(9.1)
Goodwill previously written off to reserves recognised through profit on disposal of business	**3.1**	-	-
Net addition to shareholders' funds	**1.0**	34.1	9.8
Opening shareholders' funds	**2,289.9**	2,280.1	2,280.1
Closing shareholders' funds	**2,290.9**	2,314.2	2,289.9

The reconciliation of movements in shareholders funds for the six months ended 20 September 2000 and the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1).

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2001 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2001, as set out in the financial statements of the group, except for the adoption in the period of two new financial reporting standards, FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax', which the group will adopt in its full year accounts to 31 March 2002. FRS 19 introduces a form of full provisioning for deferred tax replacing the partial provision method previously followed under SSAP 15.

The profit and loss account, balance sheet and reconciliation of movements in shareholders' funds have been amended to reflect the adoption of FRS 19. The prior period figures have been restated to reflect a full provision for deferred tax on timing differences. As a consequence, a prior year adjustment has introduced a deferred tax provision of £266.6 million at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 increased by £52.4 million (of which £32.0 million was the impact on the interim results to 30 September 2000) and the tax charge in the period to 30 September 2001 increased by £34.1 million as a result of adopting the new policy. An additional £5.3 million of goodwill has been capitalised in respect of prior-year acquisitions as a result of the implementation of FRS 19. As permitted by the Standard, discounting has been applied.

The adoption of FRS 18 has had no impact on the group's financial statements.

The comparative figures for the year ended 31 March 2001 and other financial information contained herein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2001, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

Six months ended 30 September	United Kingdom 2001 £m	United Kingdom 2000 £m	Other - principally USA & Europe 2001 £m	Other - principally USA & Europe 2000 £m	Group 2001 £m	Group 2000 £m
Group turnover						
Water and sewerage	**447.0**	442.3	-	-	**447.0**	442.3
Waste management	**230.6**	132.9	**21.8**	20.2	**252.4**	153.1
Services	**20.8**	24.5	**168.3**	143.8	**189.1**	168.3
Systems	**26.9**	30.7	**4.7**	8.7	**31.6**	39.4
Property, Engineering consultancy and Insurance	**16.0**	27.9	-	-	**16.0**	27.9
Inter segment trading	**(39.4)**	(40.0)	-	(0.2)	**(39.4)**	(40.2)
	701.9	618.3	**194.8**	172.5	**896.7**	790.8
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**169.2**	168.1	-	-	**169.2**	168.1
Waste management	**35.4**	14.7	**0.3**	1.5	**35.7**	16.2
Services	**0.1**	(0.8)	**18.0**	16.6	**18.1**	15.8
Systems	**1.4**	0.5	**(6.4)**	(3.1)	**(5.0)**	(2.6)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	-	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	-	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	-	-	**(6.3)**	(5.8)
	198.7	175.5	**11.9**	15.0	**210.6**	190.5
Goodwill amortisation	**(8.0)**	(0.6)	**(4.4)**	(3.9)	**(12.4)**	(4.5)
Group profit before interest and exceptional items						
Water and sewerage	**169.2**	168.1	-	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(6.4)**	(3.2)	**(5.0)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	-	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	-	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	-	-	**(6.3)**	(5.8)
	190.7	174.9	**7.5**	11.1	**198.2**	186.0
Exceptional items						
Exceptional contract costs - Systems	-	-	**(21.5)**	-	**(21.5)**	-
Profit on disposal of business - Systems	-	-	**8.0**	-	**8.0**	-
	-	-	**(13.5)**	-	**(13.5)**	-

Group profit before interest

Water and sewerage	**169.2**	168.1	-	-	**169.2**	168.1
Waste management	**27.7**	14.3	**0.3**	1.5	**28.0**	15.8
Services	**(0.2)**	(1.0)	**13.6**	12.8	**13.4**	11.8
Systems	**1.4**	0.5	**(19.9)**	(3.2)	**(18.5)**	(2.7)
Property, Engineering consultancy and Insurance	**(0.1)**	0.4	-	-	**(0.1)**	0.4
Unrealised profit on inter segment trading	**(1.0)**	(1.6)	-	-	**(1.0)**	(1.6)
Corporate overheads	**(6.3)**	(5.8)	-	-	**(6.3)**	(5.8)
	190.7	174.9	**(6.0)**	11.1	**184.7**	186.0

The basis on which the geographical analysis of Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

3 Exceptional items

Exceptional contract costs of £21.5 million in the six months to 30 September 2001, arising in Severn Trent Systems, relate to the costs of completing onerous software contracts in the USA.

In May 2001, the Group sold Stoner Associates (part of the Severn Trent Systems business) for USD26 million, realising a gain of £8.0 million on disposal. No current tax arises on the gain as a result of available tax losses.

There were no exceptional costs in the six months ended 30 September 2000.

Exceptional restructuring costs of £15.5 million in the full year to 31 March 2001 related to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste.

4 Taxation

	Six months to 30 September 2001 £m	Six months to 30 September 2000 £m
Current tax		
UK corporation tax at 30%	**7.8**	4.9
UK corporation tax prior year	**(2.4)**	-
Double taxation relief	**(0.3)**	(0.4)
Overseas taxation	**1.5**	2.9
Share of taxation charges of joint ventures and associates	**0.5**	0.5
	7.1	7.9
Deferred taxation (note 1)	**34.1**	32.0
	41.2	39.9

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

Six months to 30 September 2001

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	63.0	342.8	18.4
Effect of dilutive options	-	1.7	(0.1)
Diluted earnings per share	63.0	344.5	18.3
Adjusted earnings per share			
Basic earnings per share	63.0	342.8	18.4
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.3
Effect of deferred tax	34.1	-	9.9
Adjusted basic earnings per share before exceptional items and deferred tax	110.6	342.8	32.3
Diluted earnings per share	63.0	344.5	18.3
Effect of exceptional profit on disposal of business	(8.0)	-	(2.3)
Effect of exceptional contract costs	21.5	-	6.2
Effect of deferred tax	34.1	-	9.9
Adjusted diluted earnings per share before exceptional items and deferred tax	110.6	344.5	32.1

Six months to 30 September 2000 (restated)

	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	72.7	341.9	21.3
Effect of dilutive options	-	1.6	(0.1)
Diluted earnings per share	72.7	343.5	21.2
Adjusted earnings per share			
Basic earnings per share	72.7	341.9	21.3
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted basic earnings per share before exceptional items and deferred tax	104.7	341.9	30.6
Diluted earnings per share	72.7	343.5	21.2
Effect of exceptional profit on disposal of business	-	-	-
Effect of exceptional contract costs	-	-	-
Effect of deferred tax	32.0	-	9.3
Adjusted diluted earnings per share before exceptional items and deferred tax	104.7	343.5	30.5

6 Interim dividend

An interim dividend of 17.34p per ordinary share (2000: 17.0p) will be paid on 8 April 2002 to shareholders on the register at 21 December 2001. The shares will be traded 'ex-dividend' with effect from 19 December 2001.

The cost of the interim dividend amounting to £59.5 million (2000: £58.2 million) was fully covered by dividends received by Severn Trent Plc from subsidiary companies, which comprised £70.5 million from Severn Trent Water (2000: £67.8 million) and £6.6 million from other group companies (2000: £6.6 million). There were no non-equity dividends paid in the six months to 30 September 2001 following the redemption of the B shares on 1 November 2000 (2000: non-equity dividends of £0.2 million).

7 Analysis of net debt

	30 Sept 2001 £m	30 Sept 2000 £m	31 March 2001 £m
Cash at bank and in hand	**13.1**	16.2	35.0
Short-term deposits	**73.7**	25.8	81.0
Overdrafts	**(33.6)**	(41.0)	(30.0)
Debt due within one year	**(406.0)**	(308.5)	(785.7)
Debt due after one year	**(1,524.7)**	(1,566.9)	(1,248.7)
Finance leases due within one year	**(3.4)**	(1.1)	(3.4)
Finance leases due after one year	**(448.4)**	(456.6)	(458.7)
Net debt	**(2,329.3)**	(2,332.1)	(2,410.5)

8 Reconciliation of operating profit to net operating cash flows

	Six months to 30 September 2001 £m	Six months to 30 September 2000 £m
Operating profit	**171.9**	181.8
Depreciation charge	**143.5**	127.4
Amortisation of goodwill	**12.4**	4.5
Profit on sale of tangible fixed assets	**(1.6)**	(1.4)
Deferred income received	**0.2**	3.0
Deferred income written back	**(2.0)**	(1.5)
Provisions for liabilities and charges	**23.2**	7.9
Utilisation of provisions for liabilities and charges	**(10.2)**	(29.9)
Movement in working capital	**10.2**	11.9
Net cash inflow from operating activities	**347.6**	303.7

9 Interim statement

The interim report and accounts were approved by the Board of Directors on 3 December 2001

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.